Exhibit 99.(6)(e)

PGIM Investments LLC 655

Broad Street – 17th Floor Newark,

New Jersey 07102

December 10, 2020

The Board of Trustees

Prudential Investment Portfolios 3

655 Broad Street—17th Floor Newark, New Jersey 07102

Re: PGIM Jennison Focused Growth Fund

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through June 30, 2022, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.75% of average daily net assets for Class Z shares and 0.67% of average daily net assets for Class R6 shares.  This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to June 30, 2022 without the prior approval of the Fund’s Board of Trustees.

In addition, contingent upon shareholder approval of and the consummation of the proposed reorganization of PGIM Jennison 20/20 Focus Fund into PGIM Jennison Focused Growth Fund (the “Reorganization”), PGIM Investments has contractually agreed, effective as of the closing date of the Reorganization through June 30, 2022, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 1.05% of average daily net assets for Class A shares and 1.78% of average daily net assets for Class C shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class.  Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to June 30, 2022 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President